Exhibit 99.3
News release...
Date: 7 November 2007
Ref: PR569g
Rio Tinto — Board change
It is with regret that the Boards of Directors of Rio Tinto plc and Rio Tinto Limited announce the resignation of Dr Ashton Calvert AC for reasons of ill health and at his request.
Ashton joined the Boards in 2005 following a long and distinguished career in the Australian foreign service, culminating in a period as Secretary of the Department of Foreign Affairs and Trade.
Paul Skinner, Chairman of Rio Tinto, said “Since joining the Boards Ashton has made a major contribution to the company and has provided valuable insights across a range of major strategic issues, notably in relation to our businesses in Australia and Asia. We are very sorry that his health prevents his continuing membership of the Boards and will greatly miss his wise counsel and advice.”
For further information, please contact:

Media Relations, London	Media Relations, Australia

Ian Head
Nick Cobban	Office: +61 (0) 3 9283 3620
Office: +44 (0) 20 8080 1305	Mobile: +61 (0) 408 360 101
Mobile: +44 (0) 7920 041 003

Amanda Buckley
Office: +61 (0) 3 9283 3627
Mobile: +61 (0) 419 801 349

Investor Relations, London	Investor Relations, Australia

Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Investor Relations, North America
Office: +44 (0) 20 7753 2326
Mobile: +44 (0) 7920 010 978	Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885